SCHELL BRAY AYCOCK ABEL & LIVINGSTON PLLC P.O. Box 21847 Greensboro, North Carolina 27420

December 17, 2008	336.370.8808

mtuttle@sbaal.com

Via Electronic Mail

Mr. Eric Envall
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	FNB United Corp.
Preliminary Proxy Statement filed December 9, 2008
File No. 000-13823

Dear Mr. Envall:

We are writing on behalf of our client, FNB United Corp., to respond to the comments relating to preliminary proxy statement filed by FNB United Corp. on December 9, 2008, that were contained in your letter to Michael C. Miller of FNB United Corp. dated December 11, 2008.  For your convenience in reviewing item responses, we have set forth the text of your comments.

1.	Noting your disclosure on pages six and eight that the Company has applied for $54.3 million under the Treasury Department’s Capital Purchase Program, please describe the status of your application.

Response:          At this time, FNB United Corp.’s application to participate in the Capital Purchase Program has been neither accepted nor declined.  The Treasury Department has contacted the Office of the Comptroller of the Currency, the primary regulator of the Company’s subsidiary bank, with follow-up questions to the Company’s application.  The Company has supplied additional information to the OCC.  The Company does not presently know whether its application will be accepted or, if accepted, for what amount it may participate in the program.

2.	Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred

Mr. Eric Envall
Securities and Exchange Commission
December 17, 2008

stock under certain circumstances.  We note that you have not included financial information in your proxy statement.

Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock.  See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement.  If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a textual discussion of the pro forma effect rather than the pro forma financial statements.

Response:        The Company will include the financial information required by Item 13 of Schedule 14A in its definitive proxy statement.  Attached to this letter as Exhibit A are the pro forma statements that the Company intends to include.  The Company’s consolidated financial statements and the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures about Market Risk,” from the Company’s annual report on Form 10-K for the year ended December 31, 2007 and its quarterly report on Form 10-Q for the quarter ended September 30, 2008 will be attached as appendices to the definitive proxy statement.

In connection with including the pro forma financial information required by Item 13 of Schedule 14A, the Company will add another section to the “Q & A” portion of the proxy statement, addressing its anticipated uses of the proceeds from the Capital Purchase Program.  This section is attached to this letter as Exhibit B.  In addition, the Company will add the statement required by Item 13(a)(6) relating to presence of representatives of the Company’s principal accountants at the special meeting.

Attached to this letter  as Exhibit C is a letter from the Company acknowledging that it is responsible for the adequacy and accuracy of the disclosure in its proxy statement filing, staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Eric Envall
Securities and Exchange Commission
December 17, 2008

Should you have any questions, please feel free to contact the undersigned at (336) 370-8800 or Michael C. Miller or Mark A. Severson of FNB United Corp. at (336) 626-8300.

Very truly yours,

/s/ Melanie Samson Tuttle

Melanie Samson Tuttle

MST:acw
Attachments

cc:	Michael C. Miller
Mark A. Severson

EXHIBIT A

Pro Forma Financial Information regarding Impact of Participation in the Capital Purchase Program

The following unaudited pro forma financial information of FNB United Corp. for the fiscal year ended December 31, 2007 and the nine months ended September 30, 2008 shows the effects of issuing $54.3 million of preferred stock to the DOT pursuant to the Capital Purchase Program.  The pro forma financial data presented below may change materially based on the actual proceeds received, the timing and utilization of proceeds, as well as certain other factors, including any subsequent changes in the price of the Corporation’s common stock, dividends and the discount rate to determine the fair value of the preferred stock and warrants.   Accordingly, the Corporation can provide no assurance that the pro forma assumptions included in the following unaudited pro forma financial information will ever be achieved.  The Corporation is providing the following pro forma financial information solely for the purpose of providing shareholders with information that may be useful for considering and evaluating the proposal to amend the Corporation’s articles of incorporation.

The following unaudited pro forma financial information should be read in conjunction with the consolidated financial statements and the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Quantitative and Qualitative Disclosures about Market Risk,” from the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Quarterly Report on Form 10-Q for the period ended September 30, 2008.  Such historical information is included as Appendices A, B, C and D to this proxy statement.

Pro Forma Condensed Consolidated Summaries of Income (unaudited)

(in thousands – except per share data)	Historical 12 Months Ended	Pro Forma (1) 12 Months Ended
	Dec 31, 2007	Dec 31, 2007
Total interest income	126,640	126,640
Total interest expense (2)	63,028	62,485
Net interest income	63,612	64,155
Provision for loan and lease losses	5,514	5,514
Net interest income after provision for loan and lease losses	58,098	58,641
Total noninterest income	21,593	21,593
Total noninterest expense	61,044	61,044
Applicable income taxes (3)	6,286	6,476
Net income	12,361	12,714
Dividends on preferred stock (4)	0	3,310
Net income available to common shareholders	12,361	9,404
PER COMMON SHARE DATA
Earnings per share, basic	1.09	0.83
Earnings per share, diluted	1.09	0.73
Cash dividends declared	0.60	0.60
Average number of shares outstanding	11,322	11,322
Average number of shares outstanding diluted(5)	11,336	12,812

(1)	The income statement effect is given assuming the cash proceeds were received at the beginning of the period.

EXHIBIT A

(2)
The cash proceeds are assumed to be used initially to pay down short-term borrowings at the current correspondent bank overnight lending rate of 1.00%.  Subsequent redeployment of the funds is anticipated, but the timing of such redeployment is uncertain.

(3)	Income taxes on incremental income due to the pay down of short-term borrowings are assumed to be 35%.
(4)
This amount includes dividends paid on the preferred stock and accretion of the discount recorded at issuance.  The discount on the preferred stock is amortized over a five-year period using the effective yield method.

(5)	Treasury stock method was used for purposes of evaluating the effect of the warrants on diluted shares outstanding.

Pro Forma Condensed Consolidated Summaries of Income (unaudited)

(in thousands – except per share data)	Historical 9 Months Ended	Pro Forma (1) 9 Months Ended
	Sept 30, 2008	Sept 30, 2008
Total interest income	87,391	87,391
Total interest expense(2)	41,410	41,003
Net interest income	45,981	46,388
Provision for loan and lease losses	12,267	12,267
Net interest income after provision for loan and lease losses	33,714	34,121
Total noninterest income	15,693	15,693
Total noninterest expense	48,292	48,292
Applicable income taxes (3)	363	505
Net income	752	1,017
Dividends on preferred stock (4)	0	2,482
Net income available to common shareholders	752	(1,465)
PER COMMON SHARE DATA
Earnings per share, basic	0.07	(0.13)
Earnings per share, diluted	0.07	(0.12)
Cash dividends declared	.35	.35
Average number of shares outstanding	11,408	11,408
Average number of shares outstanding diluted(5)	11,411	12,564

(1)	The income statement effect is given assuming the cash proceeds were received at the beginning of the period.
(2)
The cash proceeds are assumed to be used initially to pay down short-term borrowings at the current correspondent bank overnight lending rate of 1.00%.  Subsequent redeployment of the funds is anticipated, but the timing of such redeployment is uncertain.

(3)	Income taxes on incremental income due to the pay down of short-term borrowings are assumed to be 35%.
(4)
This amount includes dividends paid on the preferred stock and accretion of the discount recorded at issuance.  The discount on the preferred stock is amortized over a five-year period using the effective yield method.

(5)	Treasury stock method was used for purposes of evaluating the effect of the warrants on diluted shares outstanding.

EXHIBIT A

Pro Forma Condensed Consolidated Balance Sheets (unaudited)

(in thousands – except per share data)	Historical as of	Pro Forma (1) As of
ASSETS	Sept 30, 2008	Sept 30, 2008
Cash and due from banks	35,550	35,550
Securities	221,384	221,384
Other short-term investments	207	207
Total portfolio loans and leases	1,589,101	1,589,101
Allowances for loans and lease losses	(26,750)	(26,750)
Other assets	251,634	251,634
Total assets	2,071,126	2,071,126
LIABILITIES AND SHAREHOLDERS’ EQUITY
Total deposits	1,519,682	1,519,682
Federal Funds purchased	9,000	0
Other short-term borrowings(2)	49,500	4,200
Other liabilities	96,938	96,938
Long-term debt	184,589	184,589
Total liabilities	1,859,709	1,805,409
Common stock	28,555	28,555
Preferred stock(3)	0	51,326
Capital surplus	114,593	114,593
Warrants(3)	0	2,974
Retained earnings	70,609	70,609
Accumulated other comprehensive	(2,340)	(2,340)
Total shareholders’ equity	211,417	265,717
Total liabilities and shareholders’ equity	2,071,126	2,071,126
REGULATORY CAPITAL RATIOS
Tier 1 capital	7.21	10.19
Total risk-based capital	10.50	13.48
Tier 1 leverage	6.73	9.51

(1)	The balance sheet effect is given assuming the cash proceeds were received at the balance sheet date.
(2)	The cash proceeds are assumed to be used initially to pay down other short-term borrowings. Subsequent redeployment of the funds is anticipated, but the timing of such redeployment is uncertain.
(3)
The carrying values of the preferred stock and the warrants expected to be issued to the Department of the Treasury are based on their estimated relative fair values.  The fair value of the preferred stock was estimated using a 2.20% discount rate and a ten-year expected life.  The fair value of the warrants was estimated using a Black-Scholes valuation.  The Black-Scholes valuation requires assumptions regarding the Company’s common stock price, dividend yield, stock price volatility, and a risk-free rate.  The assumptions used for these estimated fair values may be different from the assumptions used at the time of the receipt of the cash proceeds from the Department of the Treasury due to changing economic, market and other conditions and factors set forth under “Forward-Looking Statements” in this proxy statement.

EXHIBIT B

What does FNB United plan to do with the proceeds of the Capital Purchase Program?

FNB United anticipates that if it is selected to participate in the Capital Purchase Program, and receives the $54.3 million applied for, it would initially use the proceeds to pay down short-term borrowings.

The sale of preferred stock to the DOT, if completed, is expected to yield both cash proceeds and increased capital to the Corporation.  The cash proceeds will supplement the Corporation’s cash and other sources of liquidity, including deposits, to provide for the general operating needs of the Corporation.  These needs are expected to include making loans to qualified borrowers; purchasing securities, which will consist primarily of securities backed by residential mortgage loans; repaying liabilities in the ordinary course of business; and financing other ordinary activities of the Corporation.

The capital represented by the shares of preferred stock anticipated to be sold to the DOT would be expected to be prudently leveraged to further enhance earnings opportunities, primarily through lending and other indirect forms of lending, such as purchases of securities backed by residential mortgage loans.  To the extent that the capital is not immediately deployed to a level of leverage equivalent to that of the Corporation’s current balance sheet, due to timing or other factors, that capital would serve to enhance the Corporation’s existing capital levels.

EXHIBIT C

FNB UNITED CORP.
150 South Fayetteville Street, Asheboro, NC 27203

December 17, 2008

Mr. Eric Envall
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Dear Mr. Envall:

In connection with responding to the comments of the Securities and Exchange Commission’s staff relating to FNB United Corp.’s preliminary proxy statement filed on December 9, 2008, FNB United Corp. acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Securities and Exchange Commission,

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing, and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark A. Severson

Mark A. Severson
Executive Vice President and Chief Financial Officer